Exhibit 99.9

                                AMENDMENT No. 2
                                      TO
                           TD WATERHOUSE GROUP, INC.
                                  401(k) PLAN
                    (As Restated Effective January 1, 2000)


Pursuant to resolutions adopted by The Toronto-Dominion Bank Senior International Pension Committee, and the authority reserved in Section 15.1 of the TD Waterhouse Group, Inc. 401(k) Plan (hereinafter the "Plan"), said Plan is amended, effective as of January 1, 2003 as set forth herein, as follows:

1. Section 2.21 of the Plan is deleted and replaced in its entirety by the following:

     "'Employer Stock' shall mean, effective January 1, 2003, shares of common stock of The Toronto-Dominion Bank. Prior to January 1, 2003, "Employer Stock' shall mean shares of common stock of TD Waterhouse Group, Inc.; provided, however, that, effective as of the consummation of the tender offer by The Toronto-Dominion Bank for all of the outstanding share of common stock of TD Waterhouse Group, Inc. on November 21, 2001, shares of common stock of TD Waterhouse Group, Inc. shall cease to be Employer Stock available as an investment option under the Plan."

2. Section 8.2 of the Plan is amended by the addition of the following to the end thereof:

     "Effective as of January 1, 2003, the Trustee shall establish an Investment Fund which shall be known as the Employer Stock Fund. Amounts held in the Employer Stock Fund shall be invested solely in shares of Employer Stock. All dividends or other cash disbursements of any kind received from time to time by the Trustee on shares held in the Employer Stock Fund shall be applied to purchase additional shares of Employer Stock which shall be allocated directly to the accounts of the Participant who held the Employer Stock on which the dividend was paid."